UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-40150

First High-School Education Group Co., Ltd.

(Exact name of registrant as specified in its charter)

No. 1, Tiyuan Road, Xishan District,

Kunming, Yunnan Province 650228,

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change of Auditor

On December 15, 2021, First High-School Education Group Co., Ltd. (the “Company”) dismissed KPMG Huazhen LLP (“KPMG”) and on the same date, the Company appointed Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm for the year ended December 31, 2021.

During the two fiscal years ended December 31, 2020, and the subsequent interim period through December 15, 2021, there were no: (1) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement; or (2) reportable events, except that KPMG advised the Company of the material weakness in internal control over financial reporting with respect to the lack of sufficient number of financial reporting personnel with appropriate knowledge, experience and training of U.S. GAAP and SEC financial reporting requirements. The audit reports of KPMG on the consolidated financial statements of the Company as of and for the years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

The change of the Company’s independent auditor was made after careful consideration and evaluation process and was approved by the board of directors of the Company (the “Board”) and the audit committee of the Board. The Company is working closely with Audit Alliance and KPMG to ensure a seamless transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST HIGH-SCHOOL EDUCATION GROUP CO., LTD.

Date: December 16, 2021	By:	/s/ Shaowei Zhang
	Name:	Shaowei Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer